Exhibit 99.1
For analyst and media enquiries please
call Sean O’Sullivan on +61 2 8274 5239
28 April 2009
Chilean Litigation
James Hardie announced today that on 24 April 2009 a trial court in Santiago, Chile awarded the equivalent of US$13.4 million against Fibrocementos Volcan Limitada (“FC Volcan”, the former James Hardie Chilean entity), in civil litigation brought by Industria Cementa Limitada (“Cementa”) in 2007. FC Volcan is appealing the decision to the Santiago Court of Appeal.
Cementa, a fibre cement manufacturer in Chile, commenced actions in 2003 against FC Volcan, alleging that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. Another fibre cement manufacturer in Chile, Quimel Sociedad Anonima, also has an action pending against FC Volcan with similar allegations, for which a decision is expected within the next month.
As these actions existed prior to James Hardie’s sale of its Chilean business in July 2005, the company had agreed to indemnify the buyers, Compania Industrial El Volcan S.A. and Forestal Peumo S.A. (collectively, “Volcan”), subject to certain conditions, for damages or penalties awarded against FC Volcan in relation to such proceedings, and the company retained conduct of the defence of the matters.
James Hardie has previously made a provision for these matters, which it viewed as adequate prior to the Court decision announced on 24 April 2009, the amount of which it is not disclosing, at this time, because of its commercial sensitivity. The company will be reviewing the adequacy of the provisions for these actions prior to the release of its results for the year ended 31 March 2009, scheduled for 20 May 2009.
The company is also reviewing the Court’s decision, as well as its position regarding its indemnification of Volcan.
END
Background Information
Chilean Operations. James Hardie commenced operations in Chile in 2001 following the acquisition and upgrading of a fibre cement manufacturing facility in Santiago. The company sold its business in July 2005 due to its small scale and limited strategic fit.
Anti-trust Proceedings. On 13 June 2006 the Chilean Anti-trust Court found in favour of James Hardie’s Chilean company, with respect to allegations, which it denied then and continues to deny, that it had engaged in predatory pricing, by selling products below cost when it entered the Chilean market, in breach of the relevant anti-trust laws in Chile. The Chilean Supreme Court reversed this decision on appeal in late November 2006 by a majority of 3 to 2. There was no right of appeal from this decision. FC Volcan paid the awarded penalty in 2006 to the Chilean Government of approximately US$720,000 equivalent, which amount was reimbursed by James Hardie. Following this decision, Cementa and Quimel commenced their actions against FC Volcan.

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Media/Analyst Enquiries:
Sean O’Sullivan
Vice President, Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
▪	statements about our future performance;

▪	projections of our results of operations or financial condition;

▪	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

▪	expectations that our credit facilities will be extended or renewed;

▪	expectations concerning dividend payments;

▪	statements concerning our corporate and tax domiciles and potential changes to them;

▪	statements regarding tax liabilities and related audits and proceedings;

▪	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

▪	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning indemnification obligations; and

▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 8 July 2008, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by our current and former subsidiaries; required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of

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raw materials; the success of research and development efforts; reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.

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